Filed by Union Acquisition Corp. II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-257222

Subject Companies: Procaps Group, S.A.

Union Acquisition Corp. II

Commission File No.: 001-39089

The following is a joint press release made by Union Acquisition Corp. II and Procaps Group, S.A. on September 9, 2021.

Procaps Group Announces Launch of Private Placement of U.S. $115 Million Senior Notes

Strong Financial Performance Enables Procaps Group to Launch Private Placement of Senior Notes to Refinance Existing Debt with New Institutional Investors Utilizing a Lower Cost of Capital & Expanded Duration to Accelerate Growth Strategy

BARRANQUILLA, COLOMBIA – September 9, 2021 – Procaps Group (as defined below), a leading integrated international healthcare and pharmaceutical company, today announced that it has launched a private offering of an aggregate principal amount of U.S. $115 million of senior notes (the “Senior Notes”) of Procaps, S.A. (“Procaps”), a subsidiary of Procaps Group, in a private placement transaction led by Prudential Private Capital, to entities including one or more investment funds or managed accounts of PGIM Inc. and Cigna Investment Inc. LarrainVial acted as sole financial advisor of Procaps Group.

Procaps intends to use the net proceeds from the issuance of the Senior Notes primarily to repay existing debt, as well as for general corporate purposes. The financing is expected to be leverage-neutral at closing from a net debt perspective. On August 12, 2021, Procaps Group reported LTM Adjusted EBITDA for the period ended June 30, 2021 of approximately $97.4 million representing an LTM Adjusted EBITDA margin of approximately 26% and Net Debt-to-LTM Adjusted EBITDA ratio of approximately 2.2x for the first half of 2021.

The aggregate principal amount of U.S. $115 million of the Senior Notes is expected to be issued in a single tranche private placement, with a final maturity of 10 years and amortization payments starting on the sixth anniversary of the closing of the transaction. The outstanding principal amount of the Senior Notes will bear a fixed interest rate of 4.75%, or 5.50% in the event that the previously announced proposed business combination between Procaps Group and Union Acquisition Corp. II (NASDAQ: LATN, LATNU, LATNW) ("LATN"), a publicly-traded special purpose acquisition company, (the “Business Combination”) does not close.

The private placement of the Senior Notes is expected to close on or about October 2021, subject to customary closing conditions. The closing of the private placement of the Senior Notes is not conditioned upon the closing of the Business Combination. The Senior Notes will be senior unsecured obligations of Procaps and unconditionally guaranteed by Procaps Group, Holdco (as defined below) and certain subsidiary guarantors.

“This private placement of Senior Notes is expected to give Procaps Group additional financial flexibility to execute its growth strategy by refinancing current obligations at a lower interest and with an increased repayment duration,” said Ruben Minski, Procaps Group Founder, Chairman and Chief Executive Officer. “The placement was supported by our strong balance sheet and the expected closing of our Business Combination with Union Acquisition Corp. II, providing us with an opportunity to secure financing at attractive levels.”

The offer and sale of the Senior Notes and the related guarantees have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States or to, or for the benefit of, U.S. persons absent registration under, or an applicable exemption from, the registration requirements of the Securities Act.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, the Senior Notes or any other security, and shall not constitute an offer, solicitation or sale of any securities in any state or jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful. Any offers of the Senior Notes will be made only by means of a private offering memorandum.

About the Proposed Business Combination with Union Acquisition Corp. II

Completion of the Business Combination, which is expected to take place in the third quarter of 2021, is subject to approval by LATN shareholders and other customary closing conditions. The combined company will be led by Ruben Minski, Procaps Group Founder, Chairman & CEO. Upon closing of the Business Combination (assuming none of the LATN shareholders redeem any of their LATN ordinary shares in connection with the approval of the Business Combination and including the redemption of certain shares held by IFC), existing Procaps Group shareholders are expected to hold approximately 76% of the combined company, which shares will be subject to certain lock-up arrangements.

Institutional investors have committed to an upsized private investment in public equity (“PIPE”) of $100 million in ordinary shares of LATN, which will be converted into ordinary shares of the combined company upon the closing of the Business Combination. The PIPE will close concurrently with the Business Combination. Subject to any redemptions by LATN shareholders, there is approximately $137.5 million in cash currently held in LATN’s trust account. It is anticipated that the combined company will have approximately $237.5 million in gross cash proceeds (before transaction-related expenses and the redemption of certain shares held by IFC) to fund organic growth through capacity expansion, plant improvements, working capital investments, e-Health platform improvements and R&D expenses, inorganic growth via accretive acquisitions and the redemption of certain shares from IFC.

The Registration Statement, which was declared effective by the SEC on August 26, 2021, contains important information about Procaps Group’s business and operations, proposed Business Combination with Union Acquisition Corp. II and the proposals to be considered by the LATN shareholders.

Additional information about the transaction including the Registration Statement can be viewed here: https://investor.procapsgroup.com.

About Procaps Group

Procaps Group is a developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in Latin America and, as of December 31, 2020, had more than 4,700 collaborators working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) and prescription drugs, nutritional supplements and high-potency clinical solutions. For more information, visit www.procapsgroup.com or Procaps Group’s investor relations website investor.procapsgroup.com, which will also contain a link to the Registration Statement. The Registration Statement includes audited consolidated financial statements of Procaps Group as of and for the fiscal years ended December 31, 2020 and 2019.

About Union Acquisition Corp. II

Union Acquisition Corp. II, led by Kyle Bransfield, is a Cayman Islands exempted company incorporated as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. For more information, please click here.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, Procaps Group, S.A. (“Holdco”), a subsidiary of Crynssen Pharma Group Limited (“Procaps Group”) that will become the holding company of LATN and Procaps Group as of the closing of the proposed Business Combination, filed a Registration Statement pursuant to Rule 424(b)(3) (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) that includes a proxy statement of LATN that also constitutes a prospectus of Holdco. LATN, Procaps Group and Holdco urge investors, shareholders and other interested persons to read the Registration Statement, including the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed transaction, as these materials will contain important information about Procaps Group, Holdco, LATN and the proposed Business Combination transaction. The definitive proxy statement/prospectus included in the Registration Statement was mailed on August 30, 2021, to shareholders of LATN as of a record date established for voting on the proposed Business Combination. Shareholders are able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: BTG Pactual US Capital, LLC, Attention: Prospectus Department, Email: OL-BTGPactual-ProspectusDepartment@btgpactual.com. The definitive proxy statement/prospectus included in the Registration Statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

LATN and Procaps Group and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed Business Combination described in this press release under the rules of the SEC. Information about the directors and executive officers of LATN is set forth in LATN’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”) on October 17, 2019, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Union Acquisition Corp. II, 1425 Brickell Ave., #57B, Miami, FL 33131. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the LATN shareholders in connection with the proposed Business Combination will be set forth in the Registration Statement filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include the expected gross cash proceeds from the Procaps Group Business Combination and its effects on expansion; the closing of the issuance and sale of the Senior Notes; the expected use of proceeds from the issuances and sale of the Senior Notes; and the closing of the Business Combination transaction. Such forward-looking statements with respect to the businesses of LATN, Procaps Group, or Holdco, prior to or following the completion of any proposed Business Combination, are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this press release include, but are not limited to: (1) the inability to complete the transactions contemplated by the proposed Business Combination; (2) the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) the inability to successfully retain or recruits officers, key employees, or directors following the proposed Business Combination; (4) effects on LATN’s public securities’ liquidity and trading; (5) the market’s reaction to the proposed Business Combination; (6) the lack of a market for LATN’s securities; (7) LATN’s and Procaps Group’s financial performance following the proposed Business Combination; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that LATN or Procaps Group may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by LATN. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to complete the Business Combination due to the failure to obtain approval from LATN shareholders or satisfy other closing conditions in the Business Combination agreement, the occurrence of any event that could give rise to the termination of the Business Combination agreement, the ability to recognize the anticipated benefits of the Business Combination, the outcome of any legal proceedings that may be instituted against LATN or Procaps Group following announcement of the proposed Business Combination and related transactions, the impact of COVID-19 on Procaps Group’s business and/or the ability of the parties to complete the Business Combination, the ability to obtain or maintain the listing LATN’s ordinary shares on Nasdaq following the proposed Business Combination, costs related to the proposed Business Combination, changes in applicable laws or regulations, the possibility that LATN or Procaps Group may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those included under the header “Risk Factors” in the Registration Statement filed with the SEC and those included under the header “Risk Factors” in the final prospectus of LATN related to its initial public offering, as well as LATN’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

About Prudential Private Capital

For nearly 100 years, Prudential Private Capital has been partnering with a wide range of corporations, sponsors, and institutions to provide valuable insights, guidance, and customized capital solutions that enable them to achieve their growth and funding goals. In an industry where capital can seem like a commodity and relationships are often fleeting and transactional, Prudential Private Capital are known for building enduring local partnerships based on a steady and patient commitment to its partners’ long-term capital needs. With regional teams in 15 offices around the world, Prudential Private Capital manages a portfolio of US$100 billion as of June 30, 2021, for its partners. For more information on Prudential Private Capital, please visit prudentialprivatecapital.com

Procaps Group Investor Contact:

Chris Tyson/Doug Hobbs

SPAC Alpha IR+

(949) 491-8235

LATN@mzgroup.us

LATN Contact:

Kyle P. Bransfield

Chief Executive Officer

Union Acquisition Corp. II

(305) 306-2522